Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of March 24, 2022.

The Yakatan Family Trust dated April 4, 1989, as amended and fully restated on May 3, 2017

/s/ Gerald J. Yakatan
Name: Gerald J. Yakatan Title: Trustee

/s/ Gerald J. Yakatan
Gerald J. Yakatan

/s/ Una Yakatan
Una Yakatan